Exhibit 2

FIRSTSERVICE CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

Year ended

December 31, 2017

FIRSTSERVICE CORPORATION

MANAGEMENT’S REPORT

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The accompanying consolidated financial statements and management discussion and analysis (“MD&A”) of FirstService Corporation (the “Company”) and all information in this annual report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in the United States of America using the best estimates and judgments of management, where appropriate. The most significant of these accounting principles are set out in Note 2 to the consolidated financial statements. Management has prepared the financial information presented elsewhere in this annual report and has ensured that it is consistent with the consolidated financial statements.

The MD&A has been prepared in accordance with National Instrument 51-102 of the Canadian Securities Administrators, taking into consideration other relevant guidance, including Regulation S-K of the US Securities and Exchange Commission.

The Board of Directors of the Company has an Audit Committee consisting of three independent directors. The Audit Committee meets regularly to review with management and the independent auditors any significant accounting, internal control, auditing and financial reporting matters.

These consolidated financial statements have been audited by PricewaterhouseCoopers LLP, which have been appointed as the independent registered public accounting firm of the Company by the shareholders. Their report outlines the scope of their examination and opinion on the consolidated financial statements and the effectiveness of ICFR at December 31, 2017. As auditors, PricewaterhouseCoopers LLP have full and independent access to the Audit Committee to discuss their findings.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of its effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has excluded nine individually insignificant entities acquired by the Company during the last fiscal period from its assessment of internal control over financial reporting as at December 31, 2017. The total assets and total revenues of the nine majority-owned entities represent 1.9% and 2.6%, respectively, of the related consolidated financial statement amounts as at and for the year ended December 31, 2017.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2017, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that, as at December 31, 2017, the Company’s internal control over financial reporting was effective.

The effectiveness of the Company's internal control over financial reporting as at December 31, 2017, has been audited by PricewaterhouseCoopers LLP, the Company’s independent registered public accounting firm as stated in their report which appears herein.

/s/ Scott Patterson Chief Executive Officer	/s/ Jeremy Rakusin Chief Financial Officer

February 22, 2018

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of FirstService Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of FirstService Corporation and its subsidiaries (the Company) as of December 31, 2017 and 2016, and the related consolidated statements of earnings, consolidated statements of comprehensive earnings, consolidated statements of shareholders’ equity and consolidated statements of cash flows for each of the two years in the period ended December 31, 2017, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016 and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Notes 2, 11 and 12 to the consolidated financial statements, the Company changed the manner in which it accounts for the income tax effects of share based compensation in 2017.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in Management’s Report on Internal Control over Financial Reporting, management has excluded nine entities from its assessment of internal control over financial reporting as of December 31, 2017 because these entities were acquired by the Company in a purchase business combination during the year ended December 31, 2017. We have also excluded these entities from our audit of internal control over financial reporting. Total assets and total revenues of these majority owned entities excluded from management’s assessment and our audit of internal control over financial reporting represent 1.9% and 2.6%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2017.

Definition and Limitations of Internal Control over Financial Reporting

A Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. A Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and directors of the entity; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Oakville, Canada

February 22, 2018

We have served as the Company’s auditor since 2014.

FIRSTSERVICE CORPORATION

CONSOLIDATED STATEMENTS OF EARNINGS

(in thousands of US dollars, except per share amounts)

Years ended December 31	2017	2016

Revenues	$1,705,456	$1,482,889

Cost of revenues (exclusive of depreciation and amortization shown below)	1,189,373	1,050,087
Selling, general and administrative expenses	358,238	305,222
Depreciation	27,695	22,774
Amortization of intangible assets	14,354	14,195
Goodwill impairment charge (note 7)	6,150	-
Acquisition-related items (note 3)	2,019	61
Operating earnings	107,627	90,550

Interest expense, net	9,867	9,152
Other income, net	(1,520)	(232)
Earnings before income tax	99,280	81,630
Income tax (note 12)	22,607	27,387
Net earnings	76,673	54,243

Non-controlling interest share of earnings	8,228	5,238
Non-controlling interest redemption increment (note 9)	15,367	15,408
Net earnings attributable to Company	$53,078	$33,597

Net earnings per common share (note 13)

Basic	$1.48	$0.93
Diluted	$1.45	$0.92

 The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS

(in thousands of US dollars)

Years ended December 31	2017	2016

Net earnings	$76,673	$54,243

Foreign currency translation gain	1,916	465
Comprehensive earnings	78,589	54,708

Less: Comprehensive earnings attributable to non-controlling shareholders	23,595	20,646

Comprehensive earnings attributable to Company	$54,994	$34,062

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION

CONSOLIDATED BALANCE SHEETS

(in thousands of US dollars)

As at December 31	2017	2016
Assets
Current assets
Cash and cash equivalents	$57,187	$43,384
Restricted cash	9,707	13,450
Accounts receivable, net of allowance of $10,751 (December 31, 2016 - $8,815)	182,442	164,074
Income tax recoverable	4,400	2,581
Inventories (note 4)	37,956	29,712
Prepaid expenses and other current assets	29,631	25,853
Deferred income tax (note 12)	-	24,738
	321,323	303,792

Other receivables	3,515	3,796
Other assets	1,401	1,319
Fixed assets (note 5)	85,056	73,083
Deferred income tax (note 12)	674	1,693
Intangible assets (note 6)	133,844	121,115
Goodwill (note 7)	291,920	266,166
	516,410	467,172
	$837,733	$770,964

Liabilities and shareholders' equity
Current liabilities
Accounts payable	$40,184	$32,358
Accrued liabilities (note 4)	114,096	102,908
Income tax payable	-	5,117
Unearned revenues	34,358	28,872
Long-term debt - current (note 8)	2,751	1,043
Contingent acquisition consideration - current (note 15)	12,640	2,882
Deferred income tax (note 12)	-	1,942
	204,029	175,122

Long-term debt - non-current (note 8)	266,874	249,866
Contingent acquisition consideration (note 15)	5,778	7,560
Other liabilities	35,426	23,869
Deferred income tax (note 12)	4,685	31,167
	312,763	312,462
Redeemable non-controlling interests (note 9)	117,708	102,352

Shareholders' equity	203,233	181,028
	$837,733	$770,964

Commitments and contingencies (notes 10 and 16)

The accompanying notes are an integral part of these financial statements.

On behalf of the Board of Directors,
/s/Bernard I. Ghert	/s/D. Scott Patterson
Director	Director

FIRSTSERVICE CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in thousands of US dollars, except share information)

	Common shares				Accumulated
	Issued and outstanding shares	Amount	Contributed surplus	Retained earnings	other comprehensive loss	Total
Balance, December 31, 2015	35,939,011	$136,071	$43,980	$(10,152)	$(2,873)	$167,026

Net earnings	-	-	-	33,597	-	33,597
Other comprehensive earnings	-	-	-	-	465	465
Subsidiaries’ equity transactions	-	-	(979)	-	-	(979)

Subordinate Voting Shares:
Stock option expense	-	-	2,744	-	-	2,744
Stock options exercised	133,600	3,021	(1,115)	-	-	1,906
Tax benefit on options exercised	-	-	1,605	-	-	1,605
Dividends	-	-	-	(15,821)	-	(15,821)
Purchased for cancellation	(230,000)	(903)	-	(8,612)	-	(9,515)
Balance, December 31, 2016	35,842,611	$138,189	$46,235	$(988)	$(2,408)	$181,028

Net earnings	-	-	-	53,078	-	53,078
Other comprehensive earnings	-	-	-	-	1,916	1,916
Tax re-allocation from spin-out	-	-	(7,221)	-	-	(7,221)
Subsidiaries’ equity transactions	-	-	465	-	-	465

Subordinate Voting Shares:
Stock option expense	-	-	4,132	-	-	4,132
Stock options exercised	345,150	6,666	(2,148)	-	-	4,518
Dividends	-	-	-	(17,598)	-	(17,598)
Purchased for cancellation	(271,378)	(1,085)	-	(16,000)	-	(17,085)
Balance, December 31, 2017	35,916,383	$143,770	$41,463	$18,492	$(492)	$203,233

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of US dollars)

Years ended December 31	2017	2016

Cash provided by (used in) Operating activities
Net earnings	$76,673	$54,243

Items not affecting cash:
Depreciation and amortization	42,049	36,969
Goodwill impairment charge	6,150	-
Deferred income tax	(7,110)	1,304
Other	5,664	2,342

Incremental tax benefit on stock options exercised	-	(1,605)

Changes in non-cash working capital:
Accounts receivable	(15,029)	(21,077)
Inventories	(821)	(4,542)
Prepaid expenses and other current assets	(3,656)	(1,793)
Accounts payable	5,013	(72)
Accrued liabilities	(2,854)	13,352
Income tax payable	(13,460)	12,929
Unearned revenues	4,611	10,194
Other liabilities	18,598	6,883
Contingent acquisition consideration paid	(193)	(122)
Net cash provided by operating activities	115,635	109,005

Investing activities
Acquisitions of businesses, net of cash acquired (note 3)	(39,573)	(90,852)
Purchases of fixed assets	(36,257)	(29,122)
Changes in restricted cash	3,743	(9,681)
Other investing activities	(3,831)	(1,188)
Net cash used in investing activities	(75,918)	(130,843)

Financing activities
Increase in long-term debt	61,063	101,160
Repayment of long-term debt	(43,641)	(51,775)
Purchases of non-controlling interests	(7,782)	(3,259)
Sale of interests in subsidiaries to non-controlling interests	843	2,202
Contingent acquisition consideration paid	(2,599)	(2,368)
Proceeds received on exercise of stock options	4,518	1,906
Incremental tax benefit on stock options exercised	-	1,605
Dividends paid to common shareholders	(17,141)	(15,471)
Distributions paid to non-controlling interests	(4,504)	(4,985)
Repurchases of Subordinate Voting Shares	(17,085)	(9,515)
Net cash provided by (used) in financing activities	(26,328)	19,500
Effect of exchange rate changes on cash	414	162

Increase (decrease) in cash and cash equivalents	13,803	(2,176)

Cash and cash equivalents, beginning of year	43,384	45,560
Cash and cash equivalents, end of year	$57,187	$43,384

FIRSTSERVICE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US dollars, except share and per share amounts)

1.	Description of the business

FirstService Corporation (the “Company”) is a North American provider of residential property management and other essential property services to residential and commercial customers. The Company’s operations are conducted in two segments: FirstService Residential and FirstService Brands. The segments are grouped with reference to the nature of services provided and the types of clients that use those services.

FirstService Residential is a full-service property manager and in many markets provides a full range of ancillary services primarily in the following areas: (i) on-site staffing, including building engineering and maintenance, full-service amenity management, security, concierge and front desk personnel, and landscaping; (ii) proprietary banking and insurance products; and (iii) energy conservation and management solutions.

FirstService Brands provides a range of essential property services to residential and commercial customers in North America through franchise networks and company-owned locations. The principal brands in this division include Paul Davis Restoration, California Closets, Certa Pro Painters, Pillar to Post Home Inspectors, Floor Coverings International, College Pro Painters, Century Fire Protection, and Service America.

2.	Summary of significant accounting policies

The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The most significant estimates are related to the determination of fair values of assets acquired and liabilities assumed in business combinations, recoverability of goodwill and intangible assets, estimated fair value of contingent consideration related to acquisitions, and the collectability of accounts receivable. Actual results could be materially different from these estimates.

Significant accounting policies are summarized as follows:

Basis of consolidation

The consolidated financial statements include the accounts of the Company, its majority-owned subsidiaries and those variable interest entities where the Company is the primary beneficiary. Where the Company does not have a controlling interest but has the ability to exert significant influence, the equity method is used. Inter-company transactions and accounts are eliminated on consolidation.

Cash and cash equivalents

Cash equivalents consist of short-term interest-bearing securities, which are readily convertible into cash and have original maturities at the date of purchase of three months or less.

Restricted cash

Restricted cash consists of cash over which the Company has legal ownership but is restricted as to its availability or intended use, including funds held on behalf of clients and franchisees.

Inventories

Inventories are carried at the lower of cost and net realizable value. Cost is determined using the weighted average method. Work-in-progress inventory relates to construction contracts and real estate project management projects in process and are accounted for using the percentage of completion method.

Fixed assets

Fixed assets are carried at cost less accumulated depreciation. The costs of additions and improvements are capitalized, while maintenance and repairs are expensed as incurred. Fixed assets are reviewed for impairment whenever events or circumstances indicate that the carrying value of an asset group may not be recoverable. An impairment loss is recorded to the extent the carrying amount exceeds the estimated fair value of an asset group. Fixed assets are depreciated over their estimated useful lives as follows:

Buildings	20 to 40 years straight-line
Vehicles	3 to 5 years straight-line
Furniture and equipment	3 to 10 years straight-line
Computer equipment and software	3 to 5 years straight-line
Leasehold improvements	term of the lease to a maximum of 10 years

Fair value

The Company uses the fair value measurements framework for financial assets and liabilities and for non-financial assets and liabilities that are recognized or disclosed at fair value on a non-recurring basis. The framework defines fair value, gives guidance for measurement and disclosure, and establishes a three-level hierarchy for observable and unobservable inputs used to measure fair value. An asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement. The three levels are as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2 – Observable market-based inputs other than quoted prices in active markets for identical assets or liabilities

Level 3 – Unobservable inputs for which there is little or no market data, which requires the Company to develop its own assumptions

Financing fees

Financing fees related to the revolving credit facility and Senior Notes are deferred and amortized to interest expense using the effective interest method.

Goodwill and intangible assets

Goodwill represents the excess of purchase price over the fair value of assets acquired and liabilities assumed in a business combination and is not subject to amortization.

Intangible assets are recorded at fair value on the date they are acquired. Indefinite life intangible assets are not subject to amortization. Where lives are finite, they are amortized over their estimated useful lives as follows:

Customer lists and relationships	straight-line over 4 to 20 years
Franchise rights	by pattern of use, currently estimated at 2.5% to 15% per year
Trademarks and trade names	straight-line over 5 to 35 years
Management contracts and other	straight-line over life of contract ranging from 2 to 15 years
Backlog	straight-line over 6 to 12 months

The Company reviews the carrying value of finite life intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable from the estimated future cash flows expected to result from their use and eventual disposition. If the sum of the undiscounted expected future cash flows is less than the carrying amount of the asset group, an impairment loss is recognized. Measurement of the impairment loss is based on the excess of the carrying amount of the asset group over the fair value calculated using an income approach.

Goodwill and indefinite life intangible assets are tested for impairment annually, on August 1, or more frequently if events or changes in circumstances indicate the asset might be impaired, in which case the carrying amount of the asset is written down to fair value.

Impairment of goodwill is tested at the reporting unit level. The Company has six reporting units determined with reference to business segment, customer type, service delivery model and geography. Impairment is tested by first assessing qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Where it is determined to be more likely than not that its fair value is greater than its carrying amount, then no further testing is required. Where the qualitative analysis is not sufficient to support that the fair value exceeds the carrying amount then a goodwill impairment test is performed.

On August 1, 2017, the Company adopted updated guidance issued by the FASB on accounting for goodwill impairment (ASU No. 2017-04). The guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. All other goodwill impairment guidance will remain largely unchanged. Entities will continue to have the option to perform a qualitative assessment to determine if a quantitative impairment test is necessary. The same one-step impairment test will be applied to goodwill at all reporting units, even those with zero or negative carrying amounts. The goodwill impairment recorded in the current period was in accordance with this new standard, please see note 7 for further detail.

Impairment of indefinite life intangible assets is tested by comparing the carrying amount to the estimated fair value on an individual intangible asset basis.

Redeemable non-controlling interests

Redeemable non-controlling interests (“RNCI”) are recorded at the greater of (i) the redemption amount or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. This amount is recorded in the “mezzanine” section of the balance sheet, outside of shareholders’ equity. Changes in the RNCI amount are recognized immediately as they occur.

Revenue recognition and unearned revenues

(a) Franchisor operations

The Company operates several franchise systems within its FirstService Brands segment. Initial franchise fees are recognized when all material services or conditions related to the sale of the franchise have been performed or satisfied. Royalty revenues are recognized based on a contracted percentage of franchisee revenues, as reported by the franchisees. Revenues from administrative and other support services, as applicable, are recognized as the services are provided.

(b) Revenues from construction contracts and service operations other than franchisor operations

Revenues are recognized at the time the service is rendered. Certain services including but not limited to construction contracts and real estate project management projects in process, are recognized on the percentage of completion method, in the ratio of actual costs to total estimated contract costs. In cases where anticipated costs to complete a project exceed the revenue to be recognized, a provision for the additional estimated losses is recorded in the period when the loss becomes apparent. Amounts received from customers in advance of services being provided are recorded as unearned revenues when received.

Stock-based compensation

For equity classified awards, compensation cost is measured at the grant date based on the estimated fair value of the award. The related stock option compensation expense is allocated using the graded attribution method.

Notional value appreciation plans

Under these plans, subsidiary employees are compensated if the notional value of the subsidiary increases. Awards under these plans generally have a term of up to fifteen years and a vesting period of five years. The increase in notional value is calculated with reference to growth in earnings relative to a fixed threshold amount plus or minus changes in indebtedness relative to a fixed opening amount. If an award is subject to a vesting condition, then graded attribution is applied to the intrinsic value. The related compensation expense is recorded in selling, general and administrative expenses and the liability is recorded in accrued liabilities.

Foreign currency translation

Assets, liabilities and operations of foreign subsidiaries are recorded based on the functional currency of each entity. For certain foreign operations, the functional currency is the local currency, in which case the assets, liabilities and operations are translated at current exchange rates from the local currency to the reporting currency, the US dollar. The resulting unrealized gains or losses are reported as a component of accumulated other comprehensive earnings. Realized and unrealized foreign currency gains or losses related to any foreign dollar denominated monetary assets and liabilities are included in net earnings.

Income tax

Income tax has been provided using the asset and liability method whereby deferred income tax assets and liabilities are recognized for the expected future income tax consequences of events that have been recognized in the consolidated financial statements or income tax returns. Deferred income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to reverse, be recovered or settled. The effect on deferred income tax assets and liabilities of a change in income tax rates is recognized in earnings in the period in which the change occurs. A valuation allowance is recorded unless it is more likely than not that realization of a deferred income tax asset will occur based on available evidence.

On January 1, 2017, the Company adopted updated guidance issued by the Financial Accounting Standards Board (“FASB”) on balance sheet classification of deferred taxes, Accounting Standards Update (“ASU”) No. 2015-17. This update simplifies the presentation of all tax assets and liabilities by no longer requiring an allocation between current and non-current. The Company now records all deferred tax assets and liabilities, along with any related valuation allowance as non-current on the balance sheet. The Company has elected to adopt this new ASU on a prospective basis. The prior year periods have not been restated. The guidance did not have any impact on the Company’s results of operations.

On January 1, 2017, the Company adopted updated guidance issued by the FASB on share-based compensation (ASU No. 2016-09). This update simplifies how share-based payments are accounted for and presented. Income tax expense is impacted as entities are required to record all of the tax effects related to share-based payments at settlement through the income statement. The ASU permits entities to make an accounting policy election for the impact of forfeitures by allowing them to be estimated or recognized when they occur. The Company has elected to account for forfeitures when they occur. This update is being applied prospectively. The impact on current year tax expense is a recovery of $8,460. The cash flow impacts of tax windfalls are all recognized with operating cash-flows.

The Company recognizes uncertainty in tax positions taken or expected to be taken in a tax return by recording a liability for unrecognized tax benefits on its balance sheet. Uncertainties are quantified by applying a prescribed recognition threshold and measurement attribute.

The Company classifies interest and penalties associated with income tax positions in income tax expense.

Business combinations

All business combinations are accounted for using the purchase method of accounting. Transaction costs are expensed as incurred.

The fair value of the contingent consideration is classified as a financial liability and is recorded on the balance sheet at the acquisition date and is re-measured at fair value at the end of each period until the end of the contingency period, with fair value adjustments recognized in earnings.

3.	Acquisitions

2017 acquisitions:

The Company acquired controlling interests in nine businesses, five in the FirstService Residential segment and four in the FirstService Brands segment. In the FirstService Residential segment, the Company acquired regional firms operating in Minnesota, Washington D.C., Florida, Massachusetts, and Ontario. In the FirstService Brands segment, the Company acquired California Closets franchises located in Southern California and Atlanta, as well as Paul Davis Restoration franchises based in Omaha, Nebraska and Washington D.C., all of which will be operated as company-owned locations.

Details of these acquisitions are as follows:

Aggregate Acquisitions

Current assets	$9,593
Long-term assets	3,394
Current liabilities	(8,495)
Long-term liabilities	(850)
Deferred Tax Liabilities	(3,408)
Redeemable non-controlling interest	(3,360)
$(3,126)

Note consideration	$(1,000)
Cash consideration, net of cash acquired of $1,426	(39,573)
Acquisition date fair value of contingent consideration	(9,280)
Total purchase consideration	$(49,853)

Acquired intangible assets	$23,589
Goodwill	$29,390

2016 acquisitions:

The Company acquired controlling interests in thirteen businesses, five in the FirstService Residential segment and eight in the FirstService Brands segment. In the FirstService Residential segment, the Company acquired regional firms operating in California, South Carolina, Maryland and Massachusetts. In the FirstService Brands segment, the Company acquired three California Closets franchises operating in California, Washington DC, and Ontario, and three Paul Davis Restoration franchises operating in Florida, Connecticut, and Wisconsin, all six of which will be operated as company-owned locations. In the FirstService Brands segment, the Company also acquired Century Fire Protection and Advanced Fire, full-service fire protection firms, headquartered in Atlanta, Georgia, and Fort Lauderdale, Florida, respectively.

Adjustments recorded since the date of acquisition as a result of valuation and management review of certain accounts resulted in an increase of goodwill and intangible assets of $642 and $1,928, respectively.

Details of these acquisitions are as follows:

Aggregate Acquisitions

Current assets	$40,022
Non-current assets	10,282
Current liabilities	(19,299)
Long-term liabilities	(556)
Deferred Tax Liabilities	(14,646)
Redeemable non-controlling interest	(10,612)
$5,191

Note consideration	(3,434)
Cash consideration, net of cash acquired of $5,002	$(90,852)
Acquisition date fair value of contingent consideration	(9,998)
Total purchase consideration	$(104,284)

Acquired intangible assets	$54,438
Goodwill	$44,655

“Acquisition-related items” included both transaction costs and contingent acquisition consideration fair value adjustments. Acquisition-related transaction costs for the year ended December 31, 2017 totaled $705 (2016 - $682). Also included in acquisition-related items was $1,314 related to contingent acquisition consideration fair value adjustments (2016 – reversal of $621).

In all years presented, the fair values of non-controlling interests were determined using an income approach with reference to a discounted cash flow model using the same assumptions implied in determining the purchase consideration.

The purchase price allocations of acquisitions resulted in the recognition of goodwill. The primary factors contributing to goodwill are assembled workforces, synergies with existing operations and future growth prospects. For acquisitions completed during the year ended December 31, 2017, goodwill in the amount of $10,218 is deductible for income tax purposes (2016 - $7,511).

The Company typically structures its business acquisitions to include contingent consideration. Vendors, at the time of acquisition, are entitled to receive a contingent consideration payment if the acquired businesses achieve specified earnings levels during the one- to two-year periods following the dates of acquisition. The ultimate amount of payment is determined based on a formula, the key inputs to which are (i) a contractually agreed maximum payment; (ii) a contractually specified earnings level and (iii) the actual earnings for the contingency period. If the acquired business does not achieve the specified earnings level, the maximum payment is reduced for any shortfall, potentially to nil.

The fair value of the contingent consideration liability recorded on the consolidated balance sheet as at December 31, 2017 was $18,418 (see note 15). The estimated range of outcomes (undiscounted) for these contingent consideration arrangements is determined based on the formula price and the likelihood of achieving specified earnings levels over the contingency period, and ranges from $16,519 to a maximum of $19,434. These contingencies will expire during the period extending to November 2019. During the year ended December 31, 2017, $2,792 was paid with reference to such contingent consideration (2016 - $2,490).

The acquisitions referred to above were accounted for by the purchase method of accounting for business combinations. Accordingly, the accompanying consolidated statements of earnings do not include any revenues or expenses related to these acquisitions prior to their respective closing dates. The consideration for the acquisitions during the year ended December 31, 2017 was financed from borrowings on the Company’s revolving credit facility and cash on hand.

The amounts of revenues and earnings contributed from the date of acquisition and included in the Company’s consolidated results for the year ended December 31, 2017, and the supplemental pro forma revenues and earnings of the combined entity had the acquisition date been January 1, 2016, are as follows:

	Revenues	Net earnings

Actual from acquired entities for 2017	$44,910	$2,211
Supplemental pro forma for 2017 (unaudited)	1,750,519	78,989
Supplemental pro forma for 2016 (unaudited)	1,651,491	61,624

Supplemental pro forma results were adjusted for non-recurring items.

4.	Components of working capital accounts

	December 31, 2017	December 31, 2016

Inventories
Work-in-progress	$18,545	$15,529
Finished goods	9,964	6,071
Supplies and other	9,447	8,112
	$37,956	$29,712

Accrued liabilities
Accrued payroll and benefits	$65,967	$60,546
Value appreciation plans	2,883	4,767
Customer advances	1,468	501
Other	43,778	37,094
	$114,096	$102,908

5.	Fixed assets

December 31, 2017	Cost	Accumulated depreciation	Net

Land	$2,521	$-	$2,521
Buildings	10,456	4,701	5,755
Vehicles	60,227	37,934	22,293
Furniture and equipment	64,003	44,565	19,438
Computer equipment and software	93,007	69,309	23,698
Leasehold improvements	29,389	18,038	11,351
	$259,603	$174,547	$85,056

December 31, 2016	Cost	Accumulated depreciation	Net

Land	$2,520	$-	$2,520
Buildings	10,366	4,529	5,837
Vehicles	52,497	33,739	18,758
Furniture and equipment	54,194	37,807	16,387
Computer equipment and software	81,516	59,896	21,620
Leasehold improvements	23,550	15,589	7,961
	$224,643	$151,560	$73,083

Included in fixed assets are vehicles, office and computer equipment under capital lease at a cost of $8,109 (2016 - $6,548) and net book value of $3,935 (2016 - $2,826).

6.	Intangible assets

December 31, 2017	Gross carrying amount	Accumulated amortization	Net

Customer lists and relationships	$116,938	$48,698	$68,240
Franchise rights	44,392	19,695	24,697
Trademarks and trade names	26,766	13,742	13,024
Management contracts and other	45,621	17,738	27,883
	$233,717	$99,873	$133,844

December 31, 2016	Gross carrying amount	Accumulated amortization	Net

Customer lists and relationships	$104,258	$34,161	$70,097
Franchise rights	39,137	17,230	21,907
Trademarks and trade names	26,069	11,825	14,244
Management contracts and other	36,515	21,648	14,867
	$205,979	$84,864	$121,115

During the year ended December 31, 2017, the Company acquired the following intangible assets:

	Amount	Estimated weighted average amortization period (years)

Customer lists and relationships	$8,249	11.5
Franchise rights	6,232	8.6
Trademarks and trade names	721	14.5
Management Contracts and other	8,387	18.8
	$23,589	13.4

The following is the estimated annual amortization expense for recorded intangible assets for each of the next five years ending December 31:

2018	$13,613
2019	13,318
2020	12,574
2021	10,974
2022	10,289

7.	Goodwill

	FirstService Residential	FirstService Brands	Consolidated

Balance, December 31, 2015	$167,449	$53,197	$220,646
Goodwill acquired during the year	5,696	38,959	44,655
Other items	18	169	187
Foreign exchange	510	168	678
Balance, December 31, 2016	173,673	92,493	266,166
Goodwill acquired during the year	13,358	16,032	29,390
Accumulated goodwill impairment loss	-	(6,150)	(6,150)
Other items	(32)	898	866
Foreign exchange	1,224	424	1,648
Balance, December 31, 2017	$188,223	$103,697	$291,920

A test for goodwill impairment is required to be completed annually, in the Company’s case as of August 1, or more frequently if events or changes in circumstances indicate the asset might be impaired. On August 1, 2017, the Company determined that there was impairment in the Service America reporting unit within the FirstService Brands segment driven by weak performance. The fair value of the reporting unit was determined using a discounted cash flow model, which falls within level 3 of the fair value hierarchy and is based on management’s forecast and current trends. The amount of the impairment loss related to the reporting unit was $3,752 (net of income taxes of $2,398).

No other goodwill impairment triggers during the year were identified.

8.	Long-term debt

December 31, 2017

Revolving credit facility	$113,801
3.84% Notes	150,000
Capital leases maturing at various dates through 2022	2,109
Other long-term debt maturing at various dates up to 2023	3,715
269,625
Less: current portion	2,751

Long-term debt - non-current	$266,874

The Company has $150 million of senior secured notes (the “Senior Notes”) bearing interest at a rate of 3.84%. The Senior Notes are due on January 16, 2025, with five annual equal repayments beginning on January 16, 2021.

The Company has a credit agreement with a syndicate of banks to provide a committed multi-currency revolving credit facility (the “Facility”) of $200 million. The Facility has a 5-year term ending June 1, 2020 and bears interest at 1.25% to 2.50% over floating reference rates, depending on certain leverage ratios. The weighted average interest rate for 2017 was 2.5%. The revolving credit facility had $80,811 of available un-drawn credit as at December 31, 2017. As of December 31, 2017, letters of credit in the amount of $5,389 were outstanding ($6,198 as at December 31, 2016). The Facility requires a commitment fee of 0.25% to 0.50% of the unused portion, depending on certain leverage ratios. At any time during the term, the Company has the right to increase the Facility by up to $50 million, on the same terms and conditions as the original Facility. The Facility is available to fund working capital requirements and other general corporate purposes.

The Facility and the Senior Notes rank equally in terms of seniority. The Company has granted the lenders under the Facility and holders of the Senior Notes various collateral, including an interest in all of the assets of the Company. The covenants under the Facility and the Senior Notes require the Company to maintain certain ratios, including financial leverage, interest coverage and net worth. The Company is limited from undertaking certain mergers, acquisitions and dispositions without prior approval.

The effective interest rate on the Company’s long-term debt for the year ended December 31, 2017 was 3.6%. The estimated aggregate amount of principal repayments on long-term debt required in each of the next five years ending December 31 and thereafter to meet the retirement provisions are as follows:

2018	$2,749
2019	1,130
2020	114,437
2021	30,451
2021 and thereafter	120,858

9.	Redeemable non-controlling interests

The minority equity positions in the Company’s subsidiaries are referred to as redeemable non-controlling interests (“RNCI”). The RNCI are considered to be redeemable securities. Accordingly, the RNCI is recorded at the greater of (i) the redemption amount or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. This amount is recorded in the “mezzanine” section of the balance sheet, outside of shareholders’ equity. Changes in the RNCI amount are recognized immediately as they occur. The following table provides a reconciliation of the beginning and ending RNCI amounts:

	2017	2016

Balance, January 1	$102,352	$77,559
RNCI share of earnings	8,228	5,238
RNCI redemption increment	15,367	15,408
Distributions paid to RNCI	(4,504)	(4,985)
Purchases of interests from RNCI, net	(6,939)	(1,057)
RNCI recognized on business acquisitions	3,360	10,612
Other	(156)	(423)
Balance, December 31	$117,708	$102,352

The Company has shareholders’ agreements in place at each of its non-wholly owned subsidiaries. These agreements allow the Company to “call” the non-controlling interest at a price determined with the use of a formula price, which is usually equal to a fixed multiple of average annual net earnings before extraordinary items, income taxes, interest, depreciation, and amortization. The agreements also have redemption features which allow the owners of the RNCI to “put” their equity to the Company at the same price subject to certain limitations. The formula price is referred to as the redemption amount and may be paid in cash or in Subordinate Voting Shares. The redemption amount as of December 31, 2017 was $116,558 (2016 - $100,569). The redemption amount is lower than that recorded on the balance sheet as the formula price of certain RNCI are lower than the amount initially recorded at the inception of the minority equity position. If all put or call options were settled with Subordinate Voting Shares as at December 31, 2017, approximately 1,700,000 such shares would be issued, and would have resulted in an increase of $0.55 to diluted earnings per share for the year ended December 31, 2017.

10.	Capital stock

The authorized capital stock of the Company is as follows:

An unlimited number of Preferred Shares;

An unlimited number of Subordinate Voting Shares having one vote per share; and

An unlimited number of Multiple Voting Shares having 20 votes per share, convertible at any time into Subordinate Voting Shares at a rate of one Subordinate Voting Share for each Multiple Voting Share outstanding.

The following table provides a summary of total capital stock issued and outstanding:

	Subordinate Voting Shares		Multiple Voting Shares		Total Common Shares
	Number	Amount	Number	Amount	Number	Amount

Balance, December 31, 2017	34,590,689	$143,622	1,325,694	$148	35,916,383	$143,770

Pursuant to the amended management services agreement with the Company dated and effective as of the 1st day of June, 2015, the Company agreed to make payments to a company (“FC Co”) indirectly owned by its Founder and Chairman that are contingent upon an arm’s length sale of control of the Company or upon a distribution of the Company’s assets to its shareholders. The payment amounts will be determined with reference to the consideration per Subordinate Voting Share received or deemed received by shareholders upon an arm’s length sale or upon a distribution of assets. The right to receive the payments may be transferred to person(s) who are not at arm’s length to FC Co. The agreement provides for FC Co to receive the following two payments. The first payment is an amount equal to 5% of the product of: (i) the total number of Subordinate and Multiple Voting Shares outstanding on a fully diluted basis at the time of the sale or distribution; and (ii) the per share consideration received or deemed received by holders of Subordinate Voting Shares minus a base price of C$2.351. The second payment is an amount equal to 5% of the product of: (i) the total number of Subordinate and Multiple Voting Shares outstanding on a fully diluted basis at the time of the sale or distribution; and (ii) the per share consideration received or deemed received by holders of Subordinate Voting Shares minus a base price of C$4.578. Assuming an arm’s length sale of control of the Company had occurred on December 31, 2017, the aggregate amount required to be paid to FC Co, based on a market price of C$87.93 (being the closing price per Subordinate Voting Share on the Toronto Stock Exchange on December 31, 2017), would have been US$251,220.

11.	Stock-based compensation

The Company has a stock option plan for certain officers and key full-time employees of the Company and its subsidiaries. Options are granted at the market price for the underlying shares on the date of grant. Each option vests over a four-year term, expires five years from the date granted and allows for the purchase of one Subordinate Voting Share. All Subordinate Voting Shares issued are new shares. As at December 31, 2017, there were 758,000 options available for future grants.

Grants under the Company’s stock option plan are equity-classified awards. Stock option activity for the year ended December 31, 2017 is follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic value

Shares issuable under options - Beginning of period	1,351,400	$23.05
Granted	390,500	54.88
Exercised	(345,150)	13.09
Shares issuable under options - December 31, 2017	1,396,750	$34.41	2.7	$49,595
Options exercisable - End of period	512,100	$25.63	1.9	$22,682

The Company incurred stock-based compensation expense related to these awards of $4,132 during the year ended December 31, 2017 (2016 - $2,744).

As at December 31, 2017, the range of option exercise prices was $12.85 to $54.88 per share. Also as at December 31, 2017, the aggregate intrinsic value and weighted average remaining contractual life for in-the-money options vested and expected to vest were $49,595 and 2.7 years, respectively.

The following table summarizes information about option exercises during year ended December 31, 2017:

2017

Number of options exercised	345,150

Aggregate fair value	$21,169
Intrinsic value	16,650
Amount of cash received	4,519

Tax benefit recognized	$6,476

As at December 31, 2017, there was $3,947 of unrecognized compensation cost related to non-vested awards which is expected to be recognized over the next 4 years. During the year ended December 31, 2017, the fair value of options vested was $11,363 (2016 - $7,908).

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model, utilizing the following weighted average assumptions:

2017

Risk free rate	1.5%
Expected life in years	4.75
Expected volatility	31.0%
Dividend yield	1.0%

Weighted average fair value per option granted	$14.57

The risk-free interest rate is based on the implied yield of a zero-coupon US Treasury bond with a term equal to the option’s expected term. The expected life in years represents the estimated period of time until exercise and is based on historical experience. The expected volatility is based on the historical prices of the Company’s shares over the previous four years.

12.	Income tax

Income tax differs from the amounts that would be obtained by applying the statutory rate to the respective year’s earnings before tax. Differences result from the following items:

	2017	2016

Income tax expense using combined statutory rate of 26.5% (2016 - 26.5%, 2015 - 26.5%)	$26,310	$21,632
Permanent differences	359	434
Tax effect of flow through entities	(186)	(243)
Adjustments to tax liabilities for prior periods	(1,712)	(456)
Effects of changes in U.S. enacted tax rates	(2,514)	-
Changes in liability for unrecognized tax benefits	-	(156)
Non-deductible stock-based compensation	1,095	727
Excess tax benefits related to stock-based compensation	(5,749)	-
Foreign, state and provincial tax rate differential	5,246	4,972
Other taxes	(242)	477
Provision for income taxes as reported	$22,607	$27,387

Earnings before income tax by jurisdiction comprise the following:

	2017	2016

Canada	$4,375	$16,989
United States	94,905	64,641
Total	$99,280	$81,630

Income tax expense (recovery) comprises the following:

	2017	2016

Current
Canada	$(791)	$3,689
United States	29,966	21,945
	29,175	25,634

Deferred
Canada	(294)	(317)
United States	(6,274)	2,070
	(6,568)	1,753

Total	$22,607	$27,387

The significant components of deferred income tax are as follows:

	2017	2016

Deferred income tax assets
Loss carry-forwards	$1,580	$1,066
Expenses not currently deductible	14,184	18,120
Stock-based compensation	1,602	2,956
Basis differences of partnerships and other entities	683	1,047
Allowance for doubtful accounts	1,596	3,457
Inventory and other reserves	191	542
	19,836	27,188

Deferred income tax liabilities
Depreciation and amortization	21,631	31,168
Prepaid and other expenses deducted for tax purposes	1,423	1,942
	23,054	33,110

Net deferred income tax asset (liability) before valuation allowance	(3,218)	(5,922)
Valuation allowance	793	756

Net deferred income tax asset (liability)	$(4,011)	$(6,678)

The recoverability of deferred income tax assets is dependent on generating sufficient taxable income before the 20 year loss carry-forward limitation. Although realization is not assured, the Company believes it is more likely than not that the deferred tax asset will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced.

The Company has gross operating loss carry-forwards as follows:

	Loss carry forward		Gross losses not recognized		Net
	2017	2016	2017	2016	2017	2016

Canada	$2,167	$2,082	$-	$-	$2,167	$2,082
United States	10,575	7,902	6,870	6,470	3,705	1,432

These amounts above are available to reduce future federal, state, and provincial income taxes in their respective jurisdictions. Net operating loss carry-forward balances attributable to the United States and Canada expire over the next 6 to 20 years.

Cumulative unremitted earnings of US and foreign subsidiaries approximated $353,976 as at December 31, 2017 (2016 - $297,631). Income tax is not provided on the unremitted earnings of US and foreign subsidiaries because it has been the practice and is the intention of the Company to reinvest these earnings indefinitely in these subsidiaries.

A reconciliation of the beginning and ending amounts of the liability for unrecognized tax benefits is as follows:

Balance, December 31, 2015	$292
Decreases based on tax positions related to 2016	(144)
Balance, December 31, 2016	148
Balance, December 31, 2017	$148

Of the $148 (2016 - $148) in gross unrecognized tax benefits, $148, (2016 - $148) would affect the Company’s effective tax rate if recognized. For the year ended December 31, 2017, there was no adjustment to interest and penalties related to provisions for income tax (2016 - recovery of $12). As at December 31, 2017, the Company had accrued $38 (2016 - $38) for potential income tax related interest and penalties.

The Company’s significant tax jurisdictions include the United States and Canada. The number of years with open tax audits varies depending on the tax jurisdictions. Generally, income tax returns filed with the Canada Revenue Agency and related provinces are open for three to four years and income tax returns filed with the U.S. Internal Revenue Service and related states are open for three to five years.

New U.S. tax legislation was enacted in December 2017. The most significant impact relates to re-measurement of deferred tax balances to reflect the lower U.S. tax rates. Based on management’s assessment performed, the Company did not identify any other significant impacts to the tax balances and disclosures.

The Company does not currently expect any other material impact on earnings to result from the resolution of matters related to open taxation years, other than noted above. Actual settlements may differ from the amounts accrued. The Company has, as part of its analysis, made its current estimates based on facts and circumstances known to date and cannot predict changes in facts and circumstances that may affect its current estimates.

13.	Net earnings per common share

The following table reconciles the denominator used to calculate earnings per common share:

	2017	2016

Shares issued and outstanding at beginning of period	35,842,611	35,939,011
Weighted average number of shares:
Issued during the period	203,725	72,023
Repurchased during the period	(137,596)	(45,247)
Weighted average number of shares used in computing basic earnings per share	35,908,740	35,965,787
Assumed exercise of stock options, net of shares assumed acquired under the Treasury Stock Method	650,536	399,997
Number of shares used in computing diluted earnings per share	36,559,276	36,365,784

14.	Other supplemental information

	2017	2016

Franchisor operations
Revenues	$114,182	$105,077
Operating earnings	33,960	31,807
Initial franchise fee revenues	4,601	6,054
Depreciation and amortization	5,030	3,923
Total assets	109,889	98,816

Cash payments made during the period
Income taxes	$43,893	$9,968
Interest	9,489	8,648

Non-cash financing activities
Increases in capital lease obligations	$1,235	$1,785

Other expenses
Rent expense	$28,977	$25,422

15.	Financial instruments

Concentration of credit risk

The Company is subject to credit risk with respect to its cash and cash equivalents, accounts receivable and other receivables. Concentrations of credit risk with respect to cash and cash equivalents are limited by the use of multiple large and reputable banks. Concentrations of credit risk with respect to the receivables are limited due to the large number of entities comprising the Company’s customer base and their dispersion across many different service lines.

Interest rate risk

The Company maintains an interest rate risk management strategy that uses interest rate hedging contracts from time to time. The Company’s specific goals are to: (i) manage interest rate sensitivity by modifying the characteristics of its debt and (ii) lower the long-term cost of its borrowed funds. Fluctuations in interest rates affect the fair value of the hedging contracts as their value depends on the prevailing market interest rate. Hedging contracts are monitored on a monthly basis.

Foreign currency risk

Foreign currency risk is related to the portion of the Company’s business transactions denominated in currencies other than U.S. dollars. A portion of revenue is generated by the Company’s Canadian operations. The Company’s head office expenses are incurred in Canadian dollars which is hedged by Canadian dollar denominated revenue.

Fair values of financial instruments

The following table provides the financial assets and liabilities carried at fair value measured on a recurring basis as of December 31, 2017:

	Carrying value at	Fair value measurements
	December 31, 2017	Level 1	Level 2	Level 3

Contingent consideration liability	$18,418	$-	$-	$18,418

The inputs to the measurement of the fair value of contingent consideration related to acquisitions are Level 3 inputs. The fair value measurements were made using a discounted cash flow model; significant model inputs were expected future operating cash flows (determined with reference to each specific acquired business) and discount rates (which range from 8% to 10%). The range of discount rates is attributable to level of risk related to economic growth factors combined with the length of the contingent payment periods; and the dispersion was driven by unique characteristics of the businesses acquired and the respective terms for these contingent payments. Within the range of discount rates, there is a data point concentration at 9%. A 2% increase in the weighted average discount rate would reduce the fair value of contingent consideration by $192.

Balance, December 31, 2016	$10,442
Amounts recognized on acquisitions	9,280
Fair value adjustments	1,314
Resolved and settled in cash	(2,792)
Other	174
Balance, December 31, 2017	$18,418

Less: current portion	$12,640
Non-current portion	$5,778

The carrying amounts for cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities approximate fair values due to the short maturity of these instruments, unless otherwise indicated. The inputs to the measurement of the fair value of long term debt are Level 3 inputs. The fair value measurements were made using a net present value approach; significant model inputs were expected future cash outflows and discount rates (which range from 2.0% to 2.5%). The following are estimates of the fair values for other financial instruments:

	2017		2016
	Carrying amount	Fair value	Carrying amount	Fair value

Other receivables	$3,515	$3,515	$3,796	$3,796
Long-term debt	269,625	282,109	250,909	263,660

Other receivables include notes receivable from non-controlling shareholders and other non-current receivables.

16.	Commitments and contingencies

(a)  Lease commitments

Minimum operating lease payments are as follows:

Year ended December 31
2017	$23,334
2018	19,785
2019	17,071
2020	14,065
2021	10,600
Thereafter	17,252

(b) Contingencies

In the normal course of operations, the Company is subject to routine claims and litigation incidental to its business. Litigation currently pending or threatened against the Company includes disputes with former employees and commercial liability claims related to services provided by the Company. The Company believes resolution of such proceedings, combined with amounts set aside, will not have a material impact on the Company’s financial condition or the results of operations.

17.	Related party transactions

The Company has entered into office space rental arrangements and property management contracts with senior managers of certain subsidiaries. These senior managers are usually also minority shareholders of the subsidiaries. The business purpose of the transactions is to rent office space for the Company and to generate property management revenues for the Company. The recorded amount of the rent expense for the year ended December 31, 2017 was $1.4 million (2016 - $0.6 million). These amounts are settled monthly in cash, and are priced at market rates. The rental arrangements have fixed terms of up to 10 years.

As at December 31, 2017, the Company had $2.5 million of loans receivable from minority shareholders (December 31, 2016 - $2.5 million). The business purpose of the loans receivable was to finance the sale of non-controlling interests in subsidiaries to senior managers. The loan amounts are measured based on the formula price of the underlying non-controlling interests, and interest rates are determined based on market rates plus a spread. The loans generally have terms of 5 to 10 years, but are open for repayment without penalty at any time.

18.	Segmented information

Operating segments

The Company has two reportable operating segments. The segments are grouped with reference to the nature of services provided and the types of clients that use those services. The Company assesses each segment’s performance based on operating earnings or operating earnings before depreciation and amortization. FirstService Residential provides property management and related property services to residential communities in North America. FirstService Brands provides franchised and Company-owned property services to customers in North America. Corporate includes the costs of operating the Company’s corporate head office. The reportable segment information excludes intersegment transactions.

2017	FirstService Residential	FirstService Brands	Corporate	Consolidated

Revenues	$1,174,332	$531,124	$-	$1,705,456
Depreciation and amortization	21,794	20,244	11	42,049
Goodwill impairment charge	-	6,150	-	6,150
Operating earnings (loss)	77,569	46,655	(16,597)	107,627
Other income, net				1,520
Interest expense, net				(9,867)
Income taxes				(22,607)
Net earnings				$76,673

Total assets	$403,408	$425,912	$8,413	$837,733
Total additions to long lived assets	47,227	53,321	-	100,548

2016	FirstService Residential	FirstService Brands	Corporate	Consolidated

Revenues	$1,112,820	$370,069	$-	$1,482,889
Depreciation and amortization	20,924	15,982	63	36,969
Operating earnings (loss)	62,539	41,173	(13,162)	90,550
Other expense, net				232
Interest expense, net				(9,152)
Income taxes				(27,387)
Net earnings				$54,243

Total assets	$371,780	$393,321	$5,863	$770,964
Total additions to long lived assets	25,039	114,178	-	139,217

Geographic information

Revenues in each geographic region are reported by customer locations.

	2017	2016

United States
Revenues	$1,610,068	$1,393,950
Total long-lived assets	469,919	420,087

Canada
Revenues	$95,388	$88,939
Total long-lived assets	40,901	40,277

Consolidated
Revenues	$1,705,456	$1,482,889
Total long-lived assets	510,820	460,364

19.	Impact of recently issued accounting standards

In May 2014, FASB issued ASU No. 2014-09, Revenue from Contracts with Customers. This ASU clarifies the principles for recognizing revenue and develops a common revenue standard for U.S. GAAP and International Financial Reporting Standards (“IFRS”) and is effective for the Company on January 1, 2018. The Company plans to adopt the new revenue recognition guidance in the first quarter of 2018 and will use the full retrospective method. Based on the Company’s assessments, the impact of the application of the new revenue recognition guidance will result in the deferral of some revenues relating to franchise fees that were previously recognized at a point in time and will be recognized over time upon adoption of the new standard. The application will also result in gross revenue recognition of certain ancillary fees related to marketing funds in the FirstService Brands segment. Previously, these amounts were recorded on a net basis. Based on the Company’s assessment at this time, and upon adoption of this standard, the Company expects 2017 revenue to increase by approximately $27,000, net earnings to decrease by approximately $1,600, and retained earnings to decrease by approximately $12,000.

In February 2016, FASB issued ASU No. 2016-02, Leases. This ASU affects all aspects of lease accounting and has a significant impact to lessees as it requires the recognition of a right-of use asset and a lease liability for virtually all leases including operating leases. In addition to balance sheet recognition, additional quantitative and qualitative disclosures will be required. The standard will be effective on January 1, 2019, at which time the Company may elect to use the full or modified retrospective transition method. The Company is currently assessing the impact of this ASU on its financial position and results of operations.

In November 2016, FASB issued ASU No. 2016-18, Restricted Cash. This ASU should reduce the diversity in practice in financial reporting for the classification of restricted cash, the classification of changes in restricted cash, and the presentation of cash payments and cash receipts that directly affect restricted cash. This ASU will require the statement of cash flows to explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash and restricted cash equivalents. The guidance will be effective January 1, 2018 with retrospective transition. Beginning on the effective date, the Company will reflect restricted cash and its movements in the statement of cash flows.

20.	Subsequent event

On January 17, 2018, the Company expanded and extended its revolving credit facility. Under the amended facility, borrowing capacity has been increased to $250,000, up from $200,000, and the maturity date has been extended to January 2023 from June 2020. At any time during the term, the Company has the right to increase the facility by up to $100,000 on the same terms and conditions as the original facility. The facility will continue to be utilized for working capital and general corporate purposes and to fund future tuck-under acquisitions.